08070033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC Mail Processing Section
DEC 12 2008
Washington, DC
105

FORM 1-A
Amendment No. 6

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

NORTHTECH INDUSTRIES, INC.

(Exact name of Issuer as specified in its charter)

STATE OF NEVADA
(State or other jurisdiction of incorporation or organization)

11410 NE 124th Street #299, KIRKLAND, WA 98034 (425) 814-3734
(Address, including zip code, and telephone number, including
area code of issuer's principal executive office)

National Registered Agents, Inc. 1000 East William St, Suite 204, Carson City Nevada 89701
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

1751	20-8594354
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART III - EXHIBITS

INDEX OF EXHIBITS

2	Articles of Incorporation and Bylaws (previously filed)
4	Subscription Agreement (previously filed)
5	Consent of Directors and Shareholders of Northtech Industries, Inc., the Consent of Directors and Shareholders of Millwork Pro, Inc. including Exhibit A thereto representing the Share Exchange Agreement (previously filed)
10	Consent of Independent Accountant dated December 1, 2008*
11	Opinion re legality dated December 10, 2008*
12	Services Agreement with PCS Millwork, Inc. (previously filed)

* filed herewith

Exhibit 10

vshcpa.com

VARNER SYTSMA HERNDON
A BALANCED APPROACH

Phone: 360 734-8715 Fax: 360 738-1176
2200 Rimland Drive · Suite #205 · Bellingham, WA · 98226

CONSENT OF INDEPENDENT ACCOUNTANT

To the Board of Directors
of Northtech Industries, Inc.

We consent to the use of our review reports dated August 8, 2008 on the financial statements of Northtech Industries, Inc. as of June 30, 2008 and 2007 that are included in the Form 1A.

We consent to the use of our review reports dated July 16, 2008 on the financial statements of Northtech Industries, Inc. as of December 31, 2007 and 2006 that are included in the Form 1A.

Varner Sytsma & Herndon

Varner, Sytsma & Herndon, CPAs
Bellingham, Washington
December 1, 2008

WOODBURN AND WEDGE
ATTORNEYS AND COUNSELORS AT LAW
SIERRA PLAZA
6100 NEIL ROAD, SUITE 500
RENO, NEVADA 89511-1149
TELEPHONE (775) 688-3000
FACSIMILE (775) 688-3088

December 10, 2008

Northtech Industries, Inc.
11400 NE 132nd Street
Kirkland, Washington 98034

Ladies and Gentlemen:

We have acted as special Nevada counsel to Northtech Industries, Inc., a Nevada corporation (the "**Company**"), in connection with the Company's filing of Amendment No. 4 to Form 1-A (the "**Offering Statement**") with the Securities and Exchange Commission (the "**Commission**") under the Securities Act of 1933, as amended (the "**Securities Act**"). The Offering Statement relates to the offer for sale of up to 2,000,000 shares of the Company's Class A Common Stock, par value $0.001 per share, as described in the Offering Statement (the "**Shares**"). The Shares will be sold pursuant to a Subscription Agreement, the form of which is attached to the Offering Statement (the "**Subscription Agreement**").

In connection with rendering this opinion, we have examined or are familiar with the Articles of Incorporation of the Company, as amended to the date hereof, the Bylaws of the Company, as amended to the date hereof, the corporate proceedings with respect to the authorization of the Shares for sale pursuant to the Offering Statement, and such other certificates, instruments and documents as we have considered necessary or appropriate for purposes of this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

Subject to the foregoing and the additional qualifications, limitations and additional assumptions set forth below, we are of the opinion that:

1. The Company is a corporation duly organized and legally existing under the laws of the State of Nevada and is in good standing under said laws.

2. The Board of Directors of the Company has authorized the issuance and sale of the Shares. When issued and sold against payment therefor in accordance with the provisions of the Offering Statement and the Subscription Agreement and for such consideration not less than that established by the Board of Directors, the Shares so issued and sold will be duly authorized and validly issued and will be fully paid and non-assessable.

The foregoing opinion is limited to the matters expressly set forth herein and no opinion may be implied or inferred beyond the matters expressly stated. We disclaim any obligation to update this letter for events occurring after the date of this letter, or as a result of knowledge acquired by us after that date, including changes in any of the statutory or decisional law after the date of this letter. We are members of the bar of the State of Nevada. We express no opinion as to the effect and application of any United States federal law, rule or regulation or any federal or state securities laws of any state, including the State of Nevada. We are not opining on, and assume no responsibility as to, the applicability to or the effect on any of the matters covered herein of the laws of any other jurisdiction, other than the laws of Nevada, including the Constitution of the State of Nevada and judicial decisions of the Nevada Supreme Court, as presently in effect.

We hereby consent:

1. To being named in the Offering Statement as special Nevada counsel for the Company;
2. To the statements with reference to our firm made in the Offering Statement; and
3. To the filing of this opinion as an exhibit to the Offering Statement.

In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Sincerely,

WOODBURN and WEDGE

By: [signature]
Gregg P. Barnard

SIGNATURES

A majority of the Directors and the Chief Executive and Financial Officers of the Company in signing this Offering Circular on behalf of the Company certify that each has made diligent efforts to verify the material accuracy and completeness of the information herein contained. By signing this Disclosure Document, the Chief Executive and Chief Financial Officers agree to make themselves, the Company's books and records, copies of any contract, lease or other document referred to in the Disclosure Document, or any other material contract or lease (including stock operations and employee benefit plans), except any proprietary or confidential portions hereof, and a set of the exhibits to this Disclosure Document, available to each investor prior to the time of investment, and to respond to questions and otherwise confirm the information contained herein prior to the making of any investment by such investor.

The Chief Financial Officer signing this form is hereby certifying that the financial statements submitted fairly state the Company's financial position and results of operations, or receipts and disbursements, as of the dates and period(s) indicated, all in accordance with generally accepted accounting principles consistently applied (except as stated in the notes thereto) and (with respect to year-end figures) including all adjustments necessary for fair presentation under the circumstances.

Mark Jensen
Title: Chief Executive Officer:

Mark Jensen
Title: Principal Financial Officer:

Directors:

Mark Jensen
Director

Loren Perrigo
Director

Tim Flanigan
Director

END

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